 SEC Form 5
FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ]Form 3 Holdings Reported [ ]Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Belk, John R. (Last) (First) (Middle) Belk, Inc. 2801 West Tyvola Road (Street) Charlotte, NC 28217-500 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading Symbol ALLTEL Corporation AT
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                             Other

Officer/Other
Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year December 31, 2002 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	10/03/1998		J	7.2510(1) | A | $48.00		D
Common Stock	04/05/1999		J	5.7200(1) | A | $64.38		D
Common Stock	07/06/1999		J	5.3230(1) | A | $69.50		D
Common Stock	09/10/1999		J	6.1310(1) | A | $60.06		D
Common Stock	10/04/1999		J	5.1870(1) | A | $72.00		D
Common Stock	01/03/2000		J	4.8050(1) | A | $81.88		D
Common Stock	04/03/2000		J	6.1500(1) | A | $64.25		D
Common Stock	07/03/2000		J	8.4850(1) | A | $61.88		D
Common Stock	10/03/2000		J	10.2470(1) | A | $51.50		D
Common Stock	01/03/2001		J	8.8320(1) | A | $62.00		D
Common Stock	04/03/2001		J	10.5050(1) | A | $52.40		D
Common Stock	07/03/2001		J	9.0470(1) | A | $61.23		D
Common Stock	10/03/2001		J	9.1170(1) | A | $61.09		D
Common Stock	01/03/2002		J	9.2230(1) | A | $62.55		D
Common Stock	04/03/2002		J	10.4480(1) | A | $55.52		D
Common Stock	07/03/2002		J	13.1150(1) | A | $44.50		D
Common Stock	10/03/2002		J	14.3210(1) | A | $41.05		D
Common Stock	10/03/2002		J	3.5620(1) | A | $41.05	2980.4690	D

If the form is filed by more than one reporting person, see instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 2270 (7-02)

Belk, John R. - December 31, 2002
Form 5 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Non-Qualified Stock Option	$32.50						Common Stock - 0.0000		2000.0000	D
Non-Qualified Stock Option	$30.50						Common Stock - 0.0000		10000.0000	D
Non-Qualified Stock Option	$65.13						Common Stock - 6500.0000		6500.0000	D
Non-Qualified Stock Option	$70.75						Common Stock - 0.0000		5500.0000	D
Non-Qualified Stock Option	$44.94						Common Stock - 0.0000		4500.0000	D
Non-Qualified Stock Option	$30.00						Common Stock - 0.0000		3500.0000	D
Non-Qualified Stock Option	$53.09						Common Stock - 6500.0000		6500.0000	D
Non-Qualified Stock Option	$52.75						Common Stock - 6500.0000		6500.0000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	/s/ John R. Belk __________________ ** Signature of Reporting Person Date Page 2

Belk, John R. - December 31, 2002
Form 5 (continued)
FOOTNOTE Descriptions for ALLTEL Corporation AT

Form 5 - December 2002

John R. Belk
Belk, Inc.
2801 West Tyvola Road
Charlotte, NC 28217-500
Explanation of responses:

(1)   These shares were acquired under a dividend reinvestment plan satisfying the requirements of Rule 16a-11.

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